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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                              GCR HOLDINGS LIMITED
                           (Name of Subject Company)
                           --------------------------

                                  EXEL LIMITED
                             EXEL ACQUISITION LTD.
                                   (Bidders)
                           --------------------------

                   ORDINARY SHARES, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                  G3774N 10 0
                     (CUSIP Number of Class of Securities)
                           --------------------------

                             PAUL S. GIORDANO, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                  EXEL LIMITED
                                CUMBERLAND HOUSE
                              ONE VICTORIA STREET
                            HAMILTON HM 11, BERMUDA
                                 (441) 292-8515
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                           --------------------------

                                    COPY TO:
                              IMMANUEL KOHN, ESQ.
                            CAHILL GORDON & REINDEL
                                 80 PINE STREET
                            NEW YORK, NEW YORK 10005
                                 (212) 701-3000

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
--------------------------------------------------  --------------------------------------------------
                   $635,586,885                                        $127,117.38

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 23,540,255 Ordinary Shares of the Subject Company at $27.00 net per share in cash. Such number of shares represents all outstanding shares as of May 13, 1997 (excluding shares owned by the Bidders).

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Bidders for such number of Shares.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:   Not Applicable  Filing        Not Applicable
                                          Party:
Form of Registration      Not Applicable  Date Filed:   Not Applicable
No.:

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                         Exhibit Index begins on Page 9
                              (Page 1 of 9 Pages)

CUSIP No. G3774N 10 0

-----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

           EXEL Limited                                                      I.R.S. No. 98-0058718
-----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of Group
           (See Instructions)                                                                 (a) / /
           (b) / /
-----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only
-----------------------------------------------------------------------------------------------------------------------

4.         Sources of Funds (See Instructions)

           BK, WC, OO
-----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f)                                                 / /
-----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Cayman Islands
-----------------------------------------------------------------------------------------------------------------------

7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,226,000
-----------------------------------------------------------------------------------------------------------------------

8.         Check if the Aggregate Amount in Row (7)
           Excludes Certain Shares (See Instructions)                                               / /
-----------------------------------------------------------------------------------------------------------------------

9.         Percent of Class Represented by Amount in Row (7)

           Approximately 4.75% of the shares outstanding as of May 8, 1997, on a fully diluted basis.
-----------------------------------------------------------------------------------------------------------------------

10.        Type of Reporting Person (See Instructions)

           CO

                         Exhibit Index begins on Page 9
                              (Page 2 of 9 Pages)

CUSIP No. G3774N 10 0

-----------------------------------------------------------------------------------------------------------------------

1.         Names of Reporting Persons
           S.S. or I.R.S. Identification Nos. of Above Persons

           Exel Acquisition Ltd.                                                 I.R.S. No. (pending)
-----------------------------------------------------------------------------------------------------------------------

2.         Check the Appropriate Box if a Member of Group
           (See Instructions)                                                                 (a) / /
           (b) / /
-----------------------------------------------------------------------------------------------------------------------

3.         SEC Use Only
-----------------------------------------------------------------------------------------------------------------------

4.         Sources of Funds (See Instructions)

           BK, WC, OO
-----------------------------------------------------------------------------------------------------------------------

5.         Check if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(e) or 2(f)                                                 / /
-----------------------------------------------------------------------------------------------------------------------

6.         Citizenship or Place of Organization

           Cayman Islands
-----------------------------------------------------------------------------------------------------------------------

7.         Aggregate Amount Beneficially Owned by Each Reporting Person

           1,226,000
-----------------------------------------------------------------------------------------------------------------------

8.         Check if the Aggregate Amount in Row (7)
           Excludes Certain Shares (See Instructions)                                               / /
-----------------------------------------------------------------------------------------------------------------------

9.         Percent of Class Represented by Amount in Row (7)

           Approximately 4.75% of the shares outstanding as of May 8, 1997, on a fully diluted basis.
-----------------------------------------------------------------------------------------------------------------------

10.        Type of Reporting Person (See Instructions)

           CO

                         Exhibit Index begins on Page 9
                              (Page 3 of 9 Pages)

    This Schedule 14D-1 relates to the offer by EXEL ACQUISITION LTD. (the "Purchaser"), a Cayman Islands company and a wholly owned subsidiary of EXEL LIMITED, a Cayman Islands company ("Parent"), to purchase all of the outstanding Ordinary Shares, par value $.10 per share (the "Shares"), of GCR HOLDINGS LIMITED, a Cayman Islands company (the "Company"), at a purchase price of $27.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits
(a)(1) and (a)(2). The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is GCR HOLDINGS LIMITED. The address of its principal executive offices is Sofia House, 48 Church Street, Hamilton HM 12, Bermuda.

    (b) The equity securities to which this Schedule 14D-1 relates are the Shares. Reference is hereby made to the information set forth in the "Introduction" and Section 1 ("Terms of the Offer") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Reference is hereby made to the information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)--(d) Reference is hereby made to the information set forth in the "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Parent") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

    (e)--(f) During the last five years, neither Parent nor the Purchaser, nor, to their knowledge, any of their respective executive officers and directors listed in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) Reference is hereby made to the information set forth in Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
       SUBJECT COMPANY.

    (a)--(b) Reference is hereby made to the information set forth in the "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 9 ("Background of the Offer; Contacts with the Company") and
Section 10 ("Acquisition Agreement; Purpose of the Offer and the Acquisition, Appraisal Rights and Other Matters") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)--(b) Reference is hereby made to the information set forth in Section 11 ("Source and Amount of Funds") of the Offer to Purchase, which is incorporated herein by reference.

    (c) Not applicable.

                         Exhibit Index begins on Page 9
                              (Page 4 of 9 Pages)

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSAL OF THE BIDDER.

    (a)--(g) Reference is hereby made to the information set forth in the "Introduction," Section 9 ("Background of the Offer; Contacts with the Company"), Section 10 ("Acquisition Agreement; Purpose of the Offer and the Acquisition, Appraisal Rights and Other Matters"), Section 12 ("Possible Effects of the Offer on the Market for Shares; Nasdaq National Market; Exchange Act Registration; Margin Regulations") and Section 13 ("Dividends and
Distributions") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)--(b) Reference is hereby made to the information set forth in (i) the "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 9 ("Background of the Offer; Contacts with the Company"),
Section 10 ("Acquisition Agreement; Purpose of the Offer and the Acquisition, Appraisal Rights and Other Matters") and Schedule I ("Directors and Executive Officers of Parent and the Purchaser") of the Offer to Purchase and (ii) the Acquisition Agreement, each of which is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    Reference is hereby made to the information set forth in (i) the "Introduction," Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 9 ("Background of the Offer; Contacts with the Company") and
Section 10 ("Acquisition Agreement; Purpose of the Offer and the Acquisition, Appraisal Rights and Other Matters") of the Offer to Purchase and (ii) the Acquisition Agreement, each of which is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Reference is hereby made to the information set forth in Section 16 ("Certain Fees and Expenses") of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    Not Applicable.

ITEM 10. ADDITIONAL INFORMATION.

    (a) Reference is hereby made to the information set forth in Section 10 ("Acquisition Agreement; Purpose of the Offer and the Acquisition, Appraisal Rights and Other Matters") of the Offer to Purchase, which is incorporated herein by reference.

    (b)--(c) Reference is hereby made to the information set forth in Section 15 ("Certain Legal Matters; Required Regulatory Approvals") of the Offer to Purchase, which is incorporated herein by reference.

    (d) Reference is hereby made to the information set forth in Section 12 ("Possible Effects of the Offer on the Market for the Shares; Nasdaq National Market; Exchange Act Registration; Margin Regulations") of the Offer to Purchase, which is incorporated herein by reference.

    (e) To the best knowledge of Parent and the Purchaser, no such proceedings are pending or have been instituted.

    (f) Reference is hereby made to the entire text of the Offer to Purchase and the related Letter of Transmittal, which is incorporated herein by reference.

                         Exhibit Index begins on Page 9
                              (Page 5 of 9 Pages)

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        --      Offer to Purchase, dated May 14, 1997.
(a)(2)        --      Letter of Transmittal.
(a)(3)        --      Notice of Guaranteed Delivery.
(a)(4)        --      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.
(a)(5)        --      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.
(a)(6)        --      Guidelines of the Internal Revenue Service for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.
(a)(7)        --      Text of joint press release issued by Parent and the Company on May 8, 1997.
(a)(8)        --      Form of Summary Advertisement, dated May 14, 1997.
(b)           --      Not applicable.
(c)           --      Agreement and Plan of Amalgamation dated as of May 8, 1997, among Parent, the
                      Purchaser and the Company.
(d)           --      Not applicable.
(e)           --      Not applicable.
(f)           --      Not applicable.

                         Exhibit Index begins on Page 9
                              (Page 6 of 9 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL LIMITED

                                By:  /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President and Chief Executive
                                     Officer

Dated: May 14, 1997

                         Exhibit Index begins on Page 9
                              (Page 7 of 9 Pages)

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                EXEL ACQUISITION LTD.

                                By:  /s/ BRIAN M. O'HARA
                                     -----------------------------------------
                                     Name: Brian M. O'Hara
                                     Title: President

Dated: May 14, 1997

                         Exhibit Index begins on Page 9
                              (Page 8 of 9 Pages)

 EXHIBIT                                                                                                  SEQUENTIAL
   NO.                                                  DESCRIPTION                                       PAGE NUMBER
---------             --------------------------------------------------------------------------------  ---------------
(a)(1)        --      Offer to Purchase, dated May 14, 1997.
(a)(2)        --      Letter of Transmittal.
(a)(3)        --      Notice of Guaranteed Delivery.
(a)(4)        --      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.
(a)(5)        --      Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                      Companies and Other Nominees.
(a)(6)        --      Guidelines of the Internal Revenue Service for Certification of Taxpayer
                      Identification Number on Substitute Form W-9.
(a)(7)        --      Text of joint press release issued by Parent and the Company on May 8, 1997.
(a)(8)        --      Form of Summary Advertisement, dated May 14, 1997.
(b)           --      Not applicable.
(c)           --      Agreement and Plan of Amalgamation dated as of May 8, 1997 among Parent, the
                      Purchaser and the Company.

                         Exhibit Index begins on Page 9
                              (Page 9 of 9 Pages)